orrick, herrington & Sutcliffe LLP 51 W 52nd Street New York, New York 10019-6142 tel +1-212-506-500 fax +1-212-506-5151 www.orrick.com
Brian B. Margolis (212) 506-5125 bmargolis@orrick.com

January 4, 2016

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 3561)

Washington, D.C. 20549

Re:	Comment Letter to XO Group Inc. dated December 30, 2015

Dear Mr. Thompson:

We represent XO Group Inc. (“XO Group”) and are writing to you in response to a Comment Letter sent by the Staff (the “Staff”) of the Securities and Exchange Commission to Michael Steib, Chief Executive Officer and President of XO Group, dated December 30, 2015 (the “SEC Comment Letter”).

As per my conversation today with Ms. Yolanda Guobadia of the Staff, this letter confirms that the Commission has agreed to provide a ten (10) business day extension for the Company’s response to ensure the Company has adequate time and resources to prepare its response. The Company intends to submit its response to the SEC Comment Letter on or before January 29, 2016.

If you have any questions, please feel free to contact the undersigned at (212) 506-5125. Thank you.

Sincerely yours, /s/ Brian B. Margolis Brian B. Margolis

cc:	Michael Steib (XO Group)
Gillian Munson (XO Group)
Matithyohu Balas (XO Group)